Exhibit 99.5

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Consent of PricewaterhouseCoopers LLP

We hereby consent to the inclusion in EnCana Corporation’s (i) Annual Report on Form 40-F for the year ended December 31, 2004; (ii) registration statements on Form F-9 (File Nos. 333-113732 and 333-118737); and (iii) registration statements on Form S-8 (File Nos. 333-13956 and 333-85598), of our audit report dated February 7, 2005, on the consolidated balance sheets of EnCana Corporation as at December 31, 2004 and 2003, and the consolidated statements of earnings, retained earnings and cash flows for each of years in the three-year period ended December 31, 2004, to be filed with the United States Securities and Exchange Commission.

signed (“PricewaterhouseCoopers LLP”)

Chartered Accountants
Calgary, Alberta
February 7, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity